

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2011

Nicholas S. Schorsch
Chief Executive Officer and Chairman
American Realty Capital Healthcare Trust, Inc.
405 Park Avenue
New York, NY 10022

> **Re:** **American Realty Capital Healthcare Trust, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed January 14, 2011**
> **File No. 333-169075**

Dear Mr. Schorsch:

We have reviewed Amendment No. 4 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

What are the fees that you will pay to the advisor …?, page 9

1.   We note your revised disclosure regarding the asset management fee. Please explain what you mean by "modified funds from operations shall be calculated as we reasonably deem most suitable for our stockholder communications" and how you intend to calculate modified funds from operations. Please clarify whether your calculation of modified funds from operations will be consistent from period to period and describe any circumstances, as applicable, that would cause you to modify your calculation of modified funds from operations.

Conflicts of Interest, page 88

2.   We note your response to comment 2 of our letter dated January 4, 2011 and the revised
        disclosure regarding conflicts involving certain of your officers. We continue to believe
        that you should revise your disclosure to highlight and more specifically describe the
        conflicts related to the time each officer will be able to devote to you in light of their
        involvement with other affiliated companies in the initial start-up phase. Further, please
        more specifically describe the potential conflicts relating to managing a significant
        number of development-stage companies, including, without limitation, finding investors,
        locating and acquiring properties, obtaining financing and entering or acquiring leases.
        Please revise your risk factors as appropriate.

Prior Performance Summary, page 115

Adverse Business Developments and Conditions, page 122

3.   We note your response to comment 4 of our letter dated January 4, 2011. Please provide
        the disclosure contained in your response in this section. Additionally, please explain
        that your advisor and property manager have no obligation to waive fees in the future.

Share Repurchase Program, page 159

4.   We note your response to comment 5 of our letter dated January 4, 2011. We reissue our
        comment. We note that you now propose to notify shareholders of any material
        modification, suspension, or termination of your share repurchase program no later than
        10 days before such action has taken place. The proposed notice period appears to be
        inconsistent with the no-action letter relief granted to issuers engaged in redemption
        programs with similar characteristics as your proposed program. Please revise.
        Alternatively, please provide a legal analysis explaining how the proposed notification
        period is consistent with prior staff interpretive positions and/or no-action letter relief.

5.   We note disclosure on page 159 in which you state that repurchases will be made "at least
        once quarterly." Please clarify the timing and frequency of the proposed repurchases
        under the share repurchase program. We may have further comment.

Report of Independent Registered Public Accounting Firm, page F-2

6.   We note that the auditors' report does not address the statement of operations. Please
        include a revised auditors' report within an amended filing such that the report addresses
        all of the financial statements presented.

Exhibits

7.   We note that you continue to file the Form of Articles of Amendment and Restatement rather than the executed version of this document. Please note that the final executed version of this document must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K. Additionally, please file executed legal and tax opinions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202)551-3439 or Kevin Woody, Accounting Branch Chief at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq. (*via facsimile*)